UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 6, 2017

Mast Therapeutics, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-32157	84-1318182
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3611 Valley Centre Drive, Suite 500, San Diego, CA		92130
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (858) 552-0866

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On January 6, 2017, Mast Therapeutics, Inc. (“Mast” or the “Company”), Victoria Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Mast (“Merger Sub”), and Savara Inc., a privately-held Delaware corporation focused on the treatment of rare respiratory diseases (“Savara”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Savara, with Savara becoming a wholly-owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each outstanding share of Savara common stock, on an as-converted basis taking into consideration all outstanding common stock, preferred stock, restricted stock and all other securities convertible or exercisable for Savara Common Stock, will be converted into the right to receive the number of shares of the Company’s common stock (the “Company Common Stock”) equal to the exchange ratio described below; (b) each outstanding Savara stock option that has not previously been exercised prior to the Effective Time will be assumed by the Company; and (c) each outstanding warrant to acquire Savara capital stock that has not previously been exercised prior to the Effective Time will be assumed by the Company.

Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger, but excluding the effect of certain financings (as further described in the Merger Agreement), the former Savara securityholders are expected to own approximately 76% of the aggregate number of shares of the Company Common Stock issued and outstanding following the consummation of the Merger (the “Post-Closing Shares”), and the stockholders of the Company as of immediately prior to the Merger are expected to own approximately 24% of the aggregate number of Post-Closing Shares. This exchange ratio will be fixed prior to closing to reflect the Company’s and Savara capitalization as of immediately prior to such time. In addition, to the extent the Company’s net cash at closing, as specifically defined in the Merger Agreement, is less than zero dollars, the exchange ratio may be further adjusted in a manner that would reduce the percentage of the aggregate number of Post-Closing Shares held by stockholders of the Company as of immediately prior to the Merger.

Immediately following the Merger, the name of the Company will be changed from “Mast Therapeutics, Inc.” to “Savara Inc.” At the Effective Time, the Merger Agreement contemplates that the Board of Directors of the Company will consist of seven members, five of which will be the current directors of Savara and two of which will be independent directors designated by the Company, which such members are expected to be two of the current directors of the Company. The executive officers of the Company immediately after the Effective Time will be designated by Savara with Savara’s Chief Executive Officer, Robert Neville, being the Company’s Chief Executive Officer and Savara’s Chief Financial Officer, David Lowrance, being the Company’s Chief Financial Officer.

The Merger Agreement contains customary representations, warranties and covenants made by the Company and Savara, including covenants relating to obtaining the requisite approvals of the stockholders of the Company and Savara, indemnification of directors and officers, and the Company’s and Savara’s conduct of their respective businesses between the date of signing the Merger Agreement and the closing of the Merger. Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of the Company and Savara. The Merger Agreement contains certain termination rights for both the Company and Savara, and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay Savara a termination fee of $1.8 million or Savara may be required to pay the Company a termination fee of $2.5 million.

The Merger Agreement contemplates that the Company will also seek approval from its stockholders to effect a reverse stock split intended to increase its trading price above the minimum requirements of the NYSE MKT, LLC.  Subject to stockholder approval, the Company expects to implement the reverse stock split at a ratio to be mutually agreed to by the Company and Savara within the range approved by the Company’s stockholders immediately prior to the Effective Time.

In accordance with the terms of the Merger Agreement, (i) the officers and directors of the Company have each entered into a voting agreement with the Company (the “Mast Voting Agreements”), and (ii) the officers, directors and certain affiliated stockholders of Savara have each entered into a voting agreement with Savara (the “Savara Voting Agreements,” together with the Mast Voting Agreements, the “Voting Agreements”). The Voting Agreements place certain restrictions on the transfer of the shares of the Company and Savara held by the respective signatories thereto and include covenants as to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any actions that could adversely affect the consummation of the Merger.

Concurrently with the execution of the Merger Agreement, the officers and directors of the Company, and the officers, directors and certain stockholders of Savara, each entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they have agreed, among other things, not to sell or dispose of any shares of Company Common Stock which are or will be beneficially owned by them at the closing of the Merger with one third (1/3) of such shares being released from such restrictions on each of (i) the six (6) month anniversary, (ii) the eight (8) month anniversary and (ii) the ten (10) month anniversary of the Effective Time.

The Merger Agreement, form of Mast Voting Agreement, form of Savara Voting Agreement and form of Lock-Up Agreement have each been included as an exhibit to this Current Report to provide the Company’s stockholders with information regarding their terms. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the parties in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties contained in these agreements were made as of a specified date; may have been made for the purposes of allocating contractual risk between the parties to such agreements; and may be subject to contractual standards of materiality different from what might be viewed as material to the Company’s stockholders. Accordingly, the representations and warranties in these agreements should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company or any other parties thereto at the time they were made and should consider the information in these agreements in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the Securities and Exchange Commission, or the SEC. Information concerning the subject matter of the representations and warranties may change after the date of these agreements, which subsequent information may or may not be fully reflected in the Company’s public disclosures. These agreements should not be read alone, but should instead be read in conjunction with each other and other information regarding the Company.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the form of Mast Voting Agreement, the form of Savara Voting Agreement and the form of Lock-up Agreements, which are filed as Exhibits 2.1, 2.2, 2.3 and 10.1, respectively, and which are incorporated herein by reference.

Item 5.01 Changes in Control of Registrant.

The completion of the Merger will constitute a change in control of the Company. The Merger is described in Item 1.01 of this Form 8-K, which is incorporated by reference into this Item 5.01.

Item 7.01 Regulation FD Disclosure.

The Company will hold a conference call on Monday, January 9, 2017, at 8:30 a.m. Eastern Time / 5:30 a.m. Pacific Time to discuss the proposed transaction.  Interested parties may access the conference call by dialing (855) 239-3120 from the U.S., (855) 669-9657 from Canada, and (412) 542-4127 from outside the U.S. and should request the Mast-Savara Conference Call. A live webcast of the conference call will be available online from the Investors section of the Company’s website at http://www.masttherapeutics.com/investors/events/. Replays of the webcast will be available on the Company’s website for 30 days.

The information furnished in Exhibit 99.2 to this report, which relates to Savara and its development programs, may be presented from time to time by Savara at various meetings with securities market participants. The Company has not independently verified the material in this presentation. The presentation shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section.

The information in this Item 7.01, including Exhibit 99.2, shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended, regardless of any general incorporation language in the filing.

By furnishing the information in this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.2, the Company makes no admission as to the materiality of such information. The information contained herein is intended to be considered in the context of the Company filings with the SEC and other public announcements that the Company makes, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

Item 8.01 Other Events.

On January 7, 2017, the Company issued a joint press release with Savara relating to the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Additional Information about the Merger and Where to Find It

In connection with the Merger, the Company intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus, joint proxy and information statement. Investors and security holders of the Company and Savara are urged to read these materials when they become available because they will contain important information about the Company, Savara and the Merger. The joint proxy statement, information statement, prospectus, and other relevant materials (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by the Company by directing a written request to: Mast Therapeutics, Inc., 3611 Valley Centre Drive, Suite 500, San Diego, CA 92130, Attention: Investor Relations. Investors and security holders are urged to read the joint proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company and its directors and executive officers and Savara and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of the Company is also included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the proxy statement for the Company’s 2016 Annual Meeting of Stockholders. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Company, Attn: Investor Relations, at the address described above.

Item 9.01 Financial Statements and Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mast Therapeutics, Inc.

Date: January 9, 2017	By:	/s/ Brandi L. Roberts
Brandi L. Roberts
Chief Financial Officer and Senior Vice President

Exhibit Index

Exhibit Number	Description
2.1*	Agreement and Plan of Merger and Reorganization, dated January 6, 2017, by and among Mast Therapeutics, Inc., Savara, Inc. and Victoria Merger Corp.

2.2	Form of Voting Agreement, by and between Mast Therapeutics, Inc. and its directors and officers

2.3	Form of Voting Agreement, by and between Savara, Inc. and its directors, officers and certain of its stockholders

10.1	Form of Lock-Up Agreement

99.1	Press Release, dated January 7, 2017

99.2	Savara Inc. Corporate Presentation, January 2017

*The schedules and exhibits to the merger agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.